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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2020

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer and SkyWest, Inc. Sign Contract for 20 E175 Jets

São José dos Campos, Brazil, January 30, 2020 – Embraer and SkyWest, Inc. (NASDAQ: SKYW) signed a firm order for 20 E175 jets in a 76-seat configuration. The order has a value of USD 972 million, based on 2019 list prices, and is already included in Embraer’s 2019 fourth-quarter backlog. Deliveries are expected to begin in the second half of 2020.

“Embraer and SkyWest enjoy a partnership marked by a longstanding history of service to the mainline carriers, and we relish the opportunity to break new ground,” said Charlie Hillis, Vice President, Sales & Marketing, North America, Embraer Commercial Aviation. “Today, we are excited to announce that these 20 new aircraft will be the first E-Jets operated by SkyWest within the American Airlines network.”

“We’re pleased to continue advancing our position in the industry with this latest order of new Embraer aircraft,” said Chip Childs, President and Chief Executive Officer of SkyWest, Inc. “We appreciate the long-standing partnership with Embraer and look forward to operating this outstanding aircraft for all four of our mainline partners.”

Embraer’s relationship with SkyWest dates back to 1986, when SkyWest began operating the EMB 120 Brasilia turboprop. With this additional order for the E175, SkyWest has purchased more than 180 aircraft of this model since 2013 alone.

Embraer is the world’s leading manufacturer of commercial jets with up to 150 seats. The Company has 100 customers from all over the world operating the ERJ and E-Jet families of aircraft. For the E-Jets program alone, Embraer has logged almost 1,800 orders and 1,500 deliveries, redefining the traditional concept of regional aircraft.

Follow us on Twitter: @Embraer

About SkyWest, Inc.

SkyWest, Inc. is the holding company for SkyWest Airlines and SkyWest Leasing, an aircraft leasing company. SkyWest Airlines has a fleet of nearly 500 aircraft connecting millions of passengers each month to over 250 destinations and provides commercial air service in cities throughout North America with up to 2,500 daily flights. SkyWest Airlines operates through partnerships with United Airlines, Delta Air Lines, American Airlines and Alaska Airlines to carry 40 million passengers annually. Based in St. George, Utah, SkyWest continues to set the standard for excellence across the regional industry with exceptional value for customers, shareholders and its more than 14,000 employees.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

About Embraer

A global aerospace company headquartered in Brazil, Embraer celebrates its 50th anniversary with businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2020

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer